Exhibit 99.1

BORR DRILLING LIMITED
NOTICE OF A SPECIAL GENERAL MEETING OF THE SHAREHOLDERS
June 4, 2020

NOTICE IS HEREBY given that a Special General Meeting of the Shareholders of Borr Drilling Limited (the “Company”) will be held on June 4, 2020 at 9:30a.m. (Bermuda time) at the Registered Office of the Company, 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda for the following purposes, all of which are more completely set forth in the accompanying information statement:

To consider the following Company proposal:

To approve the increase of the Company’s authorized share capital from US$6,875,000 divided into 137,500,000 common shares of US$0.05 par value each to US$9,182,692.30 divided into 183,653,846 common shares of US$0.05 par value each by the authorization of an additional 46,153,846 common shares of US$0.05 par value each.

By Order of the Board of Directors

Georgina Sousa
Secretary

Dated:	May 21, 2020

Notes:

1.
The Board of Directors has fixed the close of business on June 1, 2020, as the record date for the determination of the shareholders entitled to attend and vote at the Special General Meeting or any adjournment thereof.

2.
No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person** or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company Secretary, to reach the Registered Office by not later than 48 hours before the time for holding the meeting.

** Due to the current COVID-19 travel restrictions, we recognize that it will not be possible for most shareholders to travel to Bermuda and we will therefore provide conference call details for any shareholders who request same not later than 48 hours before the time for holding the meeting having met the conditions as set out in Note 2 above.

3.	The resolution set out above is an Ordinary Resolution, approval of which will require the affirmative vote of a majority of the votes cast.

4.
A Form of Proxy is enclosed for use by holders of shares registered in Norway in connection with the business set out above. Holders of shares registered in the United States should use the separate Form of Proxy provided.

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS (THE “MEETING’) OF BORR DRILLING LIMITED TO BE HELD ON JUNE 4, 2020.

COMPANY PROPOSAL

TO APPROVE THE INCREASE IN THE COMPANY’S AUTHORISED SHARE CAPITAL

The authorised share capital of the Company is US$6,875,000 consisting of 137,500,000 common shares, par value US$0.05 each of which 112,278,065 common shares are in issue. The Company has approximately 12,528,610 million authorised common shares reserved for issuance in connection with its Convertible Bond and the balance of its authorised and unissued shares reserved for issuance in connection with share options granted pursuant to the Company’s Stock Option Plan. The Company therefore does not have any authorised but unissued share capital available. On May 21, 2020, the Company placed 46,153,846 new depositary shares, representing the beneficial interests in the same number of the Company’s underlying common shares, equal to $2,307,692.30 share capital divided into 46,153,846 common shares of US$0.05 par value each. Settlement of this offering is pending and requires us to obtain an authorisation to increase the share capital of the Company in order to settle this offering. The shares were offered to raise funds for general corporate purposes and will be used to strengthen the Company’s working capital. At the Meeting the Board will ask the Shareholders to approve the increase of the Company’s authorised share capital from US$6,875,000 divided into 137,500,000 common shares of US$0.05 par value each to US$9,182,692.30 divided into 183,653,846 common shares of US$0.05 par value each by the authorisation of an additional 46,153,846 common shares of US$0.05 par value each. The increase will result in authorised share capital of US$9,182,692.30 comprising 183,653,846 common shares of US$0.05 per value each.

The equity raise referenced above has not been and will not be registered under the US Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the US Securities Act of 1933.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the Special General Meeting other than that stated in the Notice of Special General Meeting.

By Order of the Board of Directors

Georgina Sousa
Secretary

May 21, 2020
Hamilton, Bermuda

Borr Drilling Limited (the “Company”)
Form of Proxy for use at Special General Meeting to be held on June 4, 2020.

I/We____________________________________________________________
Of______________________________________________________________
being (a) holder(s) of________________________Ordinary Shares of US$0.05 each of the above-named Company on the record date of June 1, 2020 hereby appoint the duly appointed Chairman of the meeting or ________________________to act as my/our proxy at the Special General Meeting of the Company to be held on June 4, 2020 or at any adjournment thereof, and to vote on my/our behalf as directed below.

Please indicate with an X in the spaces provided how you wish your vote(s) to be cast on a poll.  Should this card be returned duly signed, but without a specific direction, the proxy will vote or abstain at his discretion.

Proposals	For	Against	Abstain

To approve the increase of the Company’s authorized share capital from US$6,875,000 divided into 137,500,000 common shares of US$0.05 par value each to US$9,182,692.30 divided into 183,653,846  common shares of US$0.05 par value each by the authorization of an additional 46,153,846 common shares of US$0.05 par value each.

Date	Signature

Notes:

1.	A Shareholder entitled to attend and vote at a meeting may appoint one or more proxies to attend and, on a poll, vote instead of him.
2.	Proxies appointed by a single Shareholder need not all exercise their vote in the same manner.
3.
In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders.  For this purpose, seniority is determined by the order in which the names stand in the Register of Members.

4.	In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by a duly authorised officer or attorney.
5.
If it is desired to appoint by proxy any person other than the Chairman of the Meeting, his/her name should be inserted in the relevant place, reference to the Chairman deleted and the alteration initialled.

6.	This proxy should be completed and sent to the following address by not later than 24 hours before the time for holding the meeting.

Holders of Shares registered on the Oslo Stock Exchange should return their Proxy Forms to:
DNB Bank ASA, Global Companies Registrars Section
Postboks 1600 Sentrum
0021 Oso, Norway
Tel:  +47 23 26 80 16
Or via e-mail to:  vote@dnb.no